Exhibit 99(d)(2)

LAZARD ASSET MANAGEMENT LLC
30 Rockefeller Plaza
New York, New York 10112

November 29, 2013

The Lazard Funds, Inc.
30 Rockefeller Plaza
New York, New York 10112

Re:       Letter of Agreement

Ladies and Gentlemen:

Lazard Asset Management LLC (“LAM”), intending to be legally bound, hereby confirms its agreement as follows in respect of each of the portfolios (each, a “Portfolio”) of The Lazard Funds, Inc. (the “Fund”) set forth on Schedule A hereto:

For the respective periods set forth on Schedule A hereto, if the aggregate direct expenses of a Portfolio, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of “Acquired Funds” (as defined in Form N-1A) and extraordinary expenses, and excluding shareholder redemption fees or other transaction fees, but including the management fee stated in the Investment Management Agreement between LAM and the Fund, on behalf of the Portfolios (the “Investment Management Agreement”), exceed the percentage of the value of the Portfolio’s average daily net assets set forth opposite the Portfolio’s name on Schedule A hereto, the Fund, on behalf of the Portfolio, may deduct from the payment to be made to LAM under the Investment Management Agreement, or LAM will bear, such excess expense.

This Agreement is effective immediately. This Agreement may only be amended by agreement of the Fund and LAM to lower the net amounts shown and will terminate automatically in the event of termination of the Investment Management Agreement.

LAZARD ASSET MANAGEMENT LLC

By:

Gerald Mazzari
Managing Director
Accepted and Agreed To:

THE LAZARD FUNDS, INC.,
on behalf of each of the Portfolios
set forth on Schedule A hereto

By:

Stephen St. Clair
Treasurer

SCHEDULE A

	Maximum Total Portfolio Operating Expenses (as a percentage of average daily net assets)

Name of Portfolio	Institutional Shares	Open Shares	R6 Shares

Through November 29, 2014

Lazard US Equity Concentrated Portfolio	0.95%	1.25%	0.90%
Lazard US Strategic Equity Portfolio	0.75%	1.05%	0.70%
Lazard US Mid Cap Equity Portfolio	1.05%	1.35%	1.00%
Lazard US Small-Mid Cap Equity Portfolio	1.15%	1.45%	1.10%
Lazard International Equity Portfolio	1.05%	1.35%	1.00%
Lazard International Strategic Equity Portfolio	1.15%	1.45%	1.10%
Lazard International Small Cap Equity Portfolio	1.13%	1.43%	1.08%
Lazard Emerging Markets Equity Portfolio	1.30%	1.60%	1.25%
Lazard Developing Markets Equity Portfolio	1.30%	1.60%	1.25%
Lazard Emerging Markets Equity Blend Portfolio	1.30%	1.60%	1.25%
Lazard Emerging Markets Debt Portfolio	1.00%	1.30%	0.95%
Lazard Explorer Total Return Portfolio	1.30%	1.60%	1.25%
Lazard US Corporate Income Portfolio	0.55%	0.85%	0.50%
Lazard US Short Duration Fixed Income Portfolio	0.40%	0.70%	0.35%
Lazard Global Fixed Income Portfolio	0.80%	1.10%	0.75%
Lazard Capital Allocator Opportunistic Strategies Portfolio	1.02%	1.32%	0.97%
Lazard Multi-Asset Targeted Volatility Portfolio	0.90%	1.20%	0.85%

Through October 31, 2015

Lazard Emerging Markets Core Equity Portfolio	1.30%	1.60%	1.25%

Through December 31, 2015

Lazard Global Equity Select Portfolio	1.10%	1.40%	1.05%

Through April 30, 2016

Lazard US Realty Income Portfolio	1.00%	1.30%	0.95%
Lazard Global Realty Equity Portfolio	1.15%	1.45%	1.10%

Through April 30, 2023

Lazard Global Listed Infrastructure Portfolio	1.30%	1.60%	1.25%
Lazard International Equity Select Portfolio	1.15%	1.45%	1.10%
Lazard Emerging Markets Multi-Strategy Portfolio	1.30%	1.60%	1.25%
Lazard US Realty Equity Portfolio	1.05%	1.35%	1.00%

From November 30, 2014 through April 30, 2023

Lazard US Equity Concentrated Portfolio	1.10%	1.40%	1.05%
Lazard Emerging Markets Debt Portfolio	1.10%	1.40%	1.05%